FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	Reporting Issuer

Brigus Gold Corp.
1969 Upper Water Street, Suite 2001
Purdy's Wharf Tower II
Hallifax, Nova Scotia  B3J3R7

ITEM 2.	Date of Material Change

December 21, 2010.

ITEM 3.	Press Releases

Press release in the form of Schedule A attached hereto was disseminated on December 21, 2010 via Marketwire news service.

ITEM 4.	Summary of Material Change

Brigus Gold Corp. ("Brigus Gold" or the "Company") has announced that it has closed its previously announced private placement offering (the "Offering") of 2,727,000 common shares of the Company designated as flow-through shares for purposes of the Income Tax Act (Canada) (the "Flow-Through Shares") at a price of Cdn$2.07 per Flow-Through Share for total gross proceeds to the Company of Cdn$5,644,890.

The proceeds from the sale of the Flow-Through Shares will be used to incur eligible Canadian Exploration Expenses, as defined under the Income Tax Act  (Canada). The funds will be used for Canadian exploration activities primarily at the Company’s 100% owned Black Fox Complex and Stock Mine property, both located in the Timmins Mining District, Ontario.

ITEM 5.	Full Description of Material Change

See Schedule A attached.

ITEM 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

Not applicable.

ITEM 8.	Executive Officer

The following officer of the Company may be contacted for further information:
Wendy Yang, Vice President of Investor Relations
Telephone:	(720) 886-9656 x217
E-mail:	ir@brigusgold.com

ITEM 9.	Date of Report

This report is dated this 29th day of December, 2010.

Schedule A

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

Brigus Gold Corp. Completes
$5.6 Million Offering of Flow-Through Shares

Halifax, Nova Scotia – December 21, 2010 – Brigus Gold Corp. ("Brigus Gold" or the "Company") is pleased to advise that it has closed its previously announced private placement offering (the "Offering") of 2,727,000 common shares of the Company designated as flow-through shares for purposes of the Income Tax Act (Canada) (the "Flow-Through Shares") at a price of Cdn$2.07 per Flow-Through Share for total gross proceeds to the Company of Cdn$5,644,890.  The Offering was completed by Primary Capital Inc. on a guaranteed agency basis.

The proceeds from the sale of the Flow-Through Shares will be used to incur eligible Canadian Exploration Expenses, as defined under the Income Tax Act  (Canada). The funds will be used for Canadian exploration activities primarily at the Company’s 100% owned Black Fox Complex and Stock Mine property, both located in the Timmins Mining District, Ontario.

The Flow-Through Shares were offered to residents of Canada pursuant to Regulation S of the U.S. Securities Act of 1933, as amended (the "Securities Act").  The Flow-Through Shares have not been registered under the Securities Act, and may not be offered or sold in the United States without registration or pursuant to an applicable exemption from the registration requirements of the Securities Act.  The Flow-Through Shares are subject to a four-month hold period in Canada.

About Brigus Gold

Brigus Gold is a growing gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions.  The company operates the wholly owned Black Fox Mine in the Timmins gold district of Ontario, Canada.  The Black Fox Complex encompasses the Black Fox Mine and Mill, and adjoining Grey Fox-Pike River property, all in the Township of Black River-Matheson, Ontario, Canada.  Brigus Gold is also advancing the Goldfields Project located near Uranium City, Saskatchewan, Canada, which hosts the Box and Athona gold deposits. In Mexico, Brigus Gold holds a 100% interest in the Ixhuatan Project located in the state of Chiapas, and an 80% interest in the Huizopa Joint Venture, an early stage, gold-silver exploration project located in the State of Chihuahua.  In the Dominican Republic, Brigus Gold has a joint venture covering three mineral exploration projects.

Contact Information:

Wendy Yang, Vice President of Investor Relations
Phone: 720-886-9656 Ext. 217
E-mail: ir@brigusgold.com
Website: www.brigusgold.com

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this release.